Exhibit (a)(10)

FOR IMMEDIATE RELEASE                               CONTACT:
                                                    J. Brad McGee
                                                    Senior Vice President
                                                    Tyco International (US) Inc.
                                                    (603) 778-9700


                  TYCO INTERNATIONAL COMPLETES TENDER OFFER FOR
                           PRAEGITZER INDUSTRIES, INC.

         Hamilton, Bermuda, December 1, 1999 -- Tyco International Ltd. (NYSE-TYC, LSE-TYI) announced today that it has completed its $5.50 per share cash tender offer for all outstanding common shares of Praegitzer Industries, Inc. (NASDAQ-PGTZ) ("Praegitzer"). The offer expired by its terms at 12:00 midnight, New York City time, on November 30, 1999.

         According to ChaseMellon Shareholder Services, L.L.C., the depositary, 12,637,632 common shares, representing approximately 96.25% of the outstanding common shares of Praegitzer, were tendered by shareholders (including shares subject to guaranteed delivery) prior to the offer's expiration.

         Tyco International Ltd., a diversified manufacturing and service company, is the world's largest manufacturer and servicer of electrical and electronic components and undersea telecommunications systems, the world's largest manufacturer, installer and provider of fire protection systems and of electronic security services, has strong leadership positions in disposable medical products, plastics, and adhesives, and is the largest manufacturer of flow control valves. The Company operates in more than 80 countries around the world and has expected fiscal 2000 revenues in excess of $25 billion.

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